METALLA ANNOUNCES VOTING RESULTS FROM ANNUAL GENERAL
MEETING

FOR IMMEDIATE RELEASE	TSXV: MTA
June 25, 2021	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to announce the voting results for its annual general meeting of shareholders held on June 23, 2021 (the "Meeting").

A total of 17,584,062 shares were represented at the Meeting, being 41.82% of the Company's issued and outstanding common shares. Shareholders approved all matters brought before the Meeting as follows:

REPORT ON PROXIES

MOTIONS	NUMBER OF SHARES			PERCENTAGE OF VOTES CAST
	FOR	AGAINST	WITHELD/ ABSTAIN	FOR	AGAINST	WITHHELD/ ABSTAIN
Number of Directors	10,856,098	27,276	0	99.75%	0.25%	0.00%
Brett Heath	9,612,833	0	95,956	99.01%	0.00%	0.99%
Lawrence Roulston	9,474,839	0	233,950	97.59%	0.00%	2.41%
E.B. Tucker	9,634,947	0	73,842	99.24%	0.00%	0.76%
Alexander Molyneux	6,752,398	0	2,956,391	69.55%	0.00%	30.45%
James Beeby	9,598,314	0	110,475	98.86%	0.00%	1.14%
Terry Krepiakevich	9,621,614	0	87,175	99.10%	0.00%	0.90%
Douglas Silver	9,620,386	0	88,403	99.09%	0.00%	0.91%
Appointment of Auditors	17,501,850	0	82,212	99.53%	0.00%	0.47%
Share Compensation Plan	9,462,841	245,946	0	97.47%	2.53%	0.00%

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, the future vesting and exercise of the options granted under the share compensation plan and the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions and other related risks and uncertainties including other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.